VINCI

Rueil, april 06, 2007

07022569

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED
2007 APR 12 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- 2006 annual results ;
- Press release from March 27th, 2007.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 189 990 395 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Rueil Malmaison, 27 February 2007

Press release

2006 ANNUAL RESULTS

- **Excellent performance in 2006:**
  - **Revenue[1]: €26 billion (up 11%)**
  - **Operating profit from ordinary activities [1]: €2,669 million (up 13%)**
  - **Consolidated net profit[1]: €1,277 million (up 31%)**
  - **Dividend[2]: €2.65 per share (up 33%)**
- **Favourable outlook for 2007:**
  - **Order book at high level: €18 billion (up 13% over 12 months)**
  - **Good prospects in European infrastructure market**
  - **Growth of public-private partnerships**
- **VINCI increases its holding in Cofiroute to 82.4%**

VINCI's Board of Directors, chaired by Yves-Thibault de Silguy, met on 27 February 2007, to approve the financial statements for the 12 months to 31 December 2006, which will be submitted for approval to the next Shareholders Meeting. The Board also examined the outlook for 2007 and approved VINCI's acquisition of Eiffage's holding in Cofiroute.

Good growth in revenue in all business lines, both in France and international markets

VINCI's revenue[1] amounted to €26 billion in 2006, up 10.7% against 2005. This increase was due mainly to internal growth in the Group's business lines.

In France, revenue[1] was €17.2 billion (up 10.8%) and accounted for 66% of total revenue.

Outside France, revenue[1] was €8.8 billion (up 10.5%).

(1) Pro forma data: full consolidation of ASF-Escota since 1 January in both 2005 and 2006
(2) Dividend proposed to the Shareholders Meeting of 10 May 2007 including the interim dividend of €0.85 per share paid on 21 December 2006

Pro forma revenue [1] by business line

(in millions of euros)	**2005 Pro forma**	**2006 Pro forma**	***Change 2006/2005***
Concessions	4,024	4,292	*+6.6%*
Energy	3,509	3,654	*+4.1%*
Roads	6,457	7,234	*+12.0%*
Construction	9,399	10,617	*+13.0%*
Property	409	565	*+38.0%*
Eliminations	(286)	(330)	
Total	**23,512**	**26,032**	***+10.7%***

Results[1]

Consolidated net profit attributable to equity holders of the parent company amounted to €1,277 million [1], up 31% against that of 2005 restated on a comparable basis.

Based on actual data [3], 2006 net profit was €1,270 million, up 46% compared with the figure published in 2005 (€871 million). Despite the share capital increase in April 2006, earnings per share improved 24% to €5.55.

Net profit by business line

(in millions of euros)	**2005 Pro forma**	**2006 Pro forma**	***Change 2006/2005***
Concessions	562	694	*+23%*
Energy	99	111	*+12%*
Roads	153	202	*+32%*
Construction	313	342	*+9%*
Property	20	49	*x 2.5*
Holding companies	(173)	(121)	
Total	**974**	**1,277**	***+31%***

The rise in net profit reflects growth in operating profit, which is attributable to a higher level of business activity and to the good margins maintained by all business lines.

Net profit includes several non-recurring items (mainly the sale of non-strategic assets such as airport services) representing a net gain of €95 million.

(3) Actual data including ASF-Escota from 10 March 2006, the date on which VINCI acquired control

Operating profit from ordinary activities by business line

Operating profit from ordinary activities [1] amounts to €2,669 million, up 13% against the 2005 figure. It includes €268 million of amortisation of the goodwill allocated to ASF concession contracts.

(in millions of euros)	**2005 Pro forma**	*% revenue*	**2006 Pro forma**	*% revenue*	*Change 06/05*
Concessions	1,433	*35.6%*	1,580	*36.8%*	*+10%*
of which amortisation of goodwill on ASF-Escota concession contracts	*(268)*		*(268)*		
Energy	189	*5.4%*	192	*5.2%*	*+2%*
Roads	243	*3.8%*	288	*4.0%*	*+19%*
Construction	475	*5.1%*	496	*4.7%*	*+4%*
Property	34	*8.2%*	73	*13.0%*	*+117%*
Holding companies	(8)		40		
Operating profit from ordinary activities	**2,365**	***10.1%***	**2,669**	***10.3%***	***+13%***
Share-based payment expense (IFRS2) and misc.	(84)		(104)		
Operating profit	**2,281**	***9.7%***	**2,565**	***9.9%***	***+12%***

VINCI Concessions' operating profit from ordinary activities increased more quickly than revenue, reflecting the excellent results achieved by ASF-Escota and Cofiroute. The business line's contribution represented almost 60% of total operating profit from ordinary activities.

With strong growth in business volume in both France and international markets, VINCI Construction maintained a high level of profitability, improving during the second half.

Eurovia's good performance reflects the benefits of the recovery programme implemented in some subsidiaries outside France, as well as brisk business in France.

VINCI Energies, with profitability of over 5%, recorded an overall good performance.

The holding companies' operating profit includes the gain on the sale of a property complex in Nanterre.

Financing and balance sheet items

Pro forma cash flow from operations [1] increased 8% to €4 billion.

Concessions operations account for 66% of total pro forma cash flow from operations.

Growth investments in concessions amounted to €1.3 billion, of which €754 million at Cofiroute and €463 million at ASF and Escota.

The acquisition of 77% of ASF represented an investment of €9.1 billion, of which €3 billion financed by an increase in equity (€0.5 billion issue of perpetual subordinated bonds in February 2006 and a €2.5 billion share capital increase in April 2006).

Following these transactions, net financial debt amounted to €14.8 billion at 31 December 2006, compared with €1.6 billion at 31 December 2005. It includes the ASF group's debt of almost €8 billion.

Capital employed at the end of 2006 represents €26.1 billion, compared with €8.5 billion the previous year before acquiring control of ASF. The Concessions business line now accounts for virtually all of the capital employed, reflecting VINCI's new financial profile.

Parent company results

Parent company net profit amounted to €1,435 million in 2006, as against €716 million in 2005.

Dividend

The Board of Directors has decided to propose a dividend of €2.65 per share, representing an increase of 33% over the previous year's dividend, to the Shareholders Meeting.

If approved, given the interim dividend of €0.85 paid in December, the final dividend payable on 14 May will be €1.80 per share.

Cofiroute

The Board of Directors approved the acquisition by VINCI of Eiffage's 17.1% holding in Cofiroute.

This transaction, which increases VINCI's holding in Cofiroute to 82.40%, is part of the Group's strategy to expand in motorway concessions, which offer predictable revenue streams and interesting prospects for growth and synergies.

Composition of the Board of Directors

Noting the resignation of Mr Serge Michel from his role as Director, the Board thanked him for his personal contribution to the Group's success and decided unanimously to appoint him Honourable Chairman of VINCI.

The Board of Directors also decided to co-opt Mr Jean-Bernard Levy, Chairman of the Management Board of Vivendi, to the VINCI Board.

Outlook for 2007

The substantial infrastructure needs in Europe and the increasing popularity of public-private partnerships as illustrated by the Group's recent successes in France and Greece, confirm the relevance of the integrated construction and concession business model on which VINCI has based its growth plan.

The order book for construction activities remains at a very high level of almost €18 billion.

Within this favourable context, VINCI has good visibility of its business prospects and profit, which is expected to show further growth in 2007.

The Group is planning to hire 12,000 new employees in France under unlimited term contracts in 2007.

Note: VINCI's published statutory consolidated financial statements at 31 December 2006 consolidate ASF from 10 March 2006, the date on which VINCI acquired control of ASF. Prior to that date, the statutory consolidated financial statements accounted for ASF at 23% using the equity method.

For comparison purposes, pro forma statements have been prepared restating the data presented in 2006 and 2005 based on full consolidation of ASF-Escota for both 2005 and 2006.

Moreover, the airport services operations, which were sold during the second half of 2006, are presented on a separate line in both the statutory and pro forma financial statements, in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com

Investor relations: Marie-Amélia Folch
Tel: +33 1 47 16 45 39
e-mail: mafolch@vinci.com

Diary

Analysts' meeting: it will be held at 08.30 on Wednesday, 28 February at Pavillon Ledoyen, 1 avenue Dutuit, 75008 Paris.
A simultaneous telephone conference is scheduled on the following numbers:
+33 1 72 28 08 31 (in French) and +44 161 601 89 12 (in English).

This press release and the presentation to analysts are available in French and English on VINCI's website: www.vinci.com

Shareholders Meeting:
The meeting will be held at 11.00 on 10 May 2007 at the Olympia theatre in Paris

2006 FINANCIAL ACCOUNTS
(in millions of euros)

Pro forma accounts (*)	2006	2005	Change 06/05
Revenue	26,032	**23,512**	*+ 10.7%*
of which France	17,223	*15,539*	*+ 10.8%*
of which outside France	8,809	*7,973*	*+ 10.5%*
Operating profit from ordinary activities *(1)*	2,669	**2,365**	***+ 12.9%***
as % of revenue	10.3%	***10.1%***	
Operating profit	2,565	**2,281**	***+ 12.5%***
as % of revenue	9.9%	***9.7%***	
Net profit before impact of disposals	1,374	**1,108**	***+ 24.0%***
Impact of disposals	49	(1)	
Net profit	1,424	**1,107**	***+ 28.6%***
Minority interest	147	133	
Net profit (Group share)	1,277	**974**	***+ 31.1%***
Earnings per share (2)	5.32 €	**4.21 €**	***+ 26.4%***
Dividend per share	2.65 €	**2.00 €**	***+ 33%***
Cash flow from operations (3)	3,999	**3,706**	***+ 7.9%***
Net investments in operating assets	575	582	*(7)*
Free cash flow (4)	2,093	**1,815**	***+ 15.3%***
Growth investments in concessions	1,329	1,289	*+40*
Net financial debt (5)	(14,796)	**(15,602)**	

(*) pro forma : consolidation of ASF at 100% from 1 January in both 2005 and 2006

(1) after amortisation of goodwill on ASF and ESCOTA contracts: €(268) million both in 2005 and 2006

(2) Including the impact of current dilutive instrument

(3) before income taxes and net interest paid

(4) Cash flow from operations - changes in working capital requirement and current provisions - income taxes and net interest paid - net investments in operating assets

(5) 2005 pro forma - after €500 million issue of perpetual subordinated bonds in February 2006 and share capital increase (March-April 2006)

2006 FINANCIAL ACCOUNTS (in millions of euros)

Statutory accounts (*)	2006	2005	Change 06/05
Revenue	25,634	**21,038**	*+ 21.8%*
of which France	16,825	*13,065*	*+ 28.8%*
of which outside France	8,809	*7,973*	*+ 10.5%*
Operating profit from ordinary activities *(1)*	2,580	**1,560**	*+ 65.4%*
as % of revenue	10.1%	***7.4%***	
Operating profit	2,476	**1,477**	*+ 67.6%*
as % of revenue	9.7%	***7.0%***	
Net profit before impact of disposals	1,383	**1,004**	*+ 37.7%*
Impact of disposals	49	(1)	
Net profit	1,432	**1,003**	*+ 42.8%*
Minority interest	162	132	
Net profit (Group share)	1,270	**871**	*+ 45.8%*
Earnings per share (2)	5.55 €	**4.46 €**	*+ 24.4%*
Dividend per share	2.65 €	**2.00 €**	*+ 33%*
Cash flow from operations (3)	3,755	**2,134**	*+ 76.0%*
Net investments in operating assets	572	572	*(0)*
Free cash flow (4)	1,919	**1,094**	*+ 75.4%*
Growth investments in concessions	1,205	811	*+394*
Equity (4)	9,615	**5,319**	
Net financial debt (5)	(14,796)	**(1,579)**	
ASF group	(7,613)		
Concessions	(13,852)	*(3,638)*	

(*) ASF accounted for using the equity method in 2005 and until 9 March 2006 on the basis of VINCI's 23% holding; fully consolidated from 10 March 2006

(1) after amortisation of goodwill on ASF and ESCOTA contracts: €(218) million in 2006

(2) Including the impact of current dilutive instrument

(3) before income taxes and net interest paid

(4) Cash flow from operations - changes in working capital requirement and current provisions - income taxes and net interest paid - net investments in operating assets

(5) including minority interest

Actual data (statutory accounts) by business line

Operating profit

(in millions of euros)	2005 actual	% revenue	2006 actual	% revenue	Δ06/05
Concessions	628	*40.5%*	1,491	*38.3%*	*+138%*
of which amortisation of goodwill on ASF-Escota concession contracts			*(218)*		
Energy	189	*5.4%*	192	*5.2%*	*+2%*
Roads	243	*3.8%*	288	*4.0%*	*+19%*
Construction	475	*5.1%*	496	*4.7%*	*+4%*
Property	34	*8.2%*	73	*13.0%*	*+117%*
Holding companies	(8)		40		
Operating profit from ordinary activities	**1,560**	***7.4%***	**2,580**	***10.1%***	***+65%***
Share-based payment expense (IFRS2) and misc.	(84)		(104)		
Operating profit	**1,477**	***7.0%***	**2,476**	***9.7%***	***+68%***

Net profit

(in millions of euros)	2005 actual	2006 actual	Δ06/05
Concessions	333	668	*+100%*
Energy	99	111	*+12%*
Roads	153	202	*+32%*
Construction	313	342	*+9%*
Property	20	49	*X 2.5*
Holding companies	(47)	(102)	
Total	**871**	**1,270**	***+46%***

Curriculum vitae of Mr Jean-Bernard Lévy

Experience

Since April 2005	Chairman of the Management Board of Vivendi
2002 – 2005	Chief Operating Officer of Vivendi Universal
1998 – 2002	General Manager and then Managing Partner of Oddo Pinatton
1995 – 1998	Chairman and Chief Executive Officer of Matra Communication
1993 – 1994	Chief of Staff to Mr Gérard Longuet, French Minister for Industry, Postal Services, Telecommunications and Foreign Trade
1988 – 1993	General Manager, Communication Satellites, at Matra Espace and then Matra Marconi Space
1986 – 1988	Technical Adviser to Mr Gérard Longuet, French Minister for Postal and Telecommunications Services
1982 – 1986	Assistant to Head of Personnel, France Télécom
1979 – 1982	Transmission Lines Manager in Operations Division of Angers Telecommunications, France Télécom

Education

Ecole Polytechnique (class of 1973)

Ecole Nationale Supérieure des Télécommunications

Mr Jean-Bernard Lévy, 51, is married and has four children

VINCI

RECEIVED
2007 APR 12 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rueil Malmaison, 27 March 2007

Press release

VINCI's Board of Directors, chaired by Yves-Thibault de Silguy, met on Tuesday, 27 March 2007. The Board co-opted two new independent directors and approved the resolutions that will be proposed to the Shareholders Meeting scheduled for 11 a.m. on 10 May 2007 in Paris [1].

New directors

The Board of Directors co-opted the following as VINCI directors:

- Pascale Sourisse, president and CEO of Alcatel Alenia Space and president of Eurospace ;
- Robert Castaigne, chief financial officer and member of the Executive Committee of Total.

Shareholders Meeting: main resolutions

Dividend

Based on the strong growth in profit in 2006 and the commitment made during the ASF acquisition to increase the pay-out rate to 50% of profit, the Shareholders Meeting will be invited to approve a dividend of €2.65 per share, representing a 33% increase over the dividend paid in respect of 2005. If approved, since an interim dividend of €0.85 was paid on 21 December 2006, the final dividend of €1.80 will become payable on 14 May 2007.

Share buy-back programme

VINCI is also planning to ask the Shareholders Meeting to authorise the terms of a new share buy-back programme, which would enable the company to buy shares up to a limit of 10% of its capital and for a maximum amount of €3.5 billion.

Two-for-one split

Furthermore, the Shareholders Meeting will be asked to approve a two-for-one split of the nominal share value. This proposal aims to increase the liquidity of the share and attract more individual shareholders.

Curriculum vitae of Mrs Pascale Sourisse

Professional experience

Since 2005	President and CEO of Alcatel Alenia Space
2001-2005	CEO and then chairman and CEO of Alcatel Space
1997-2001	President and CEO of Skybridge
1995-1997	Director of planning and strategy, Alcatel
1990-1994	Deputy head and then head of the consumer electronics and audiovisual communication division of the Ministry of Industry and Foreign Trade
1987-1990	Head of the enterprise network division of France Telecom
1985-1986	Engineer in the telecommunications division of Jeumont-Schneider
1984-1985	Engineer at Compagnie Générale des Eaux

Since 2002, she has been president of Eurospace, the European space industry non-profit organisation.

Education

Ecole Polytechnique

Ecole Nationale Supérieure des Télécommunications

Mrs Pascale Sourisse is 45.

Curriculum vitae of Mr Robert Castaigne

Professional experience

Since June 1994	Chief financial officer and member of the Executive Committee of Total, which became Total Fina (1999), then TotalFinaElf (2000) and Total (2003)
1990-1994	Financial director and member of the Steering Committee
1985-March 1990	Secretary of the Executive Committee and special adviser to the Chairman
1977-1985	Assistant to the head of the exploration and production subsidiaries department, then head of the gas diversification subsidiaries department in the corporate financial division
1972-1977	Engineer and then head of department in the economics division

Education

Engineering degrees from the Ecole Centrale de Lille (class of 1968) and the Ecole Nationale Supérieure du Pétrole et des Moteurs (class of 1970)

PhD in Economics, Paris 1 university, Panthéon-Sorbonne (class of 1971)

Mr Robert Castaigne is 61.

END